INVEST IN **FUTURE CARDIA**

YC Dropout raises $13M to take on the $110B market with AI-powered implantable devices


Stanford
StartX Med
Johnson & Johnson
INNOVATION | JLABS
FUTURE CARDIA
ViSion MDL
S/N - FC23001

futurecardia.com Tampa, FL

Technology | Notable Angel | B2B | Healthcare | SaaS

Highlights

VC-Backed
Raised $250K or more from a venture firm

1. Backed by Sand Hill Angels (SweetGarden, Ro, Masterclass, Parsley Health and many other major exits)
2. Incubated by Johnson & Johnson JLABS, accelerated by Stanford's StartX
3. Multiple exits & two IPOs achieved by team of experts from Medtronic, Boston Scientific, Stanford
4. 39 devices implanted in 2024 at world-renowned medical centers
5. 60,000+ hours of cardiac data powering AI insights
6. $110B implantable medical device market
7. Forecasting $40M+ in revenue within 5 years

7 Forecasting $40M+ in revenue within 5 years

8 Limited players, Premium Pricing. High value to patients and physicians with simplicity and accuracy

Featured Investors

 **Sixto Global Capital, LLC**
Syndicate Lead　Follow　Invested US$1,575,000 ⓘ

"At Sixto Global Capital, we are committed to finding the most innovative healthcare solutions. Future Cardia stands out with its cutting-edge, patented technology in an industry dominated by giants like Medtronic and Boston Scientific. Their subcutaneous monitoring technology continuously tracks ECG and heart sounds, allowing for early heart failure detection and proactive intervention – a condition that affects 6 million patients in the US alone - one of the most costly healthcare burdens…"

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 **Sandhill Angels** 🔗　Follow　Invested US$96,000 ⓘ

"Silicon Valley based angel group with 25+ years of building and scaling early…

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Our Team

 **Jaeson Bang**　Founder & CEO

Cardiology & medtech startup trailblazer. 20+ years of experience in clinical, business and tech operations at Silicon Valley startups and Medtronic and Abiomed. $13M raised from angel investors. Northwestern University, Kellogg School of Management MBA.

 **Anatoly Yakovlev, PhD**　Data Scientist

Biomedical engineer & AI maestro. Neuro-modulations and machine learning expert. Leading AI innovations at Oracle (NYSE: ORCL). Stanford University PhD.

 **Adam Gullickson**　VP of Operations

Medtech leader & regulation guru. R&D, manufacturing, quality, and regulatory expert with 21 years experience. Specializes in navigating regulatory pathways to lead teams to market. University of Minnesota, Biomedical Engineering.

 **Steve Zielinksi**　VP of Systems Engineering and Software

Medical device R&D veteran. 20+ years of experience. Expert in systems development and AI applications. Led the development of Coloplast's first


...development and AI applications. Led the development of Coloplast's first
active implantable neuromodulation device. University of Minnesota BEE,
University of St. Thomas MSDD.



Dimitrios Georgakopoulos, PhD Science Advisor

Heart health expert & seasoned medtech scientist. 25+ years of expertise in
heart failure and cardiac hemodynamics. Former Chief Science Officer at
Sunshine Heart Inc. (NASDAQ: SSH). Johns Hopkins University PhD.



Dr. Dan Burkhoff, MD PhD Medical Advisor

World-renowned cardiologist & scientist. Leader in heart failure and medtech
startups with multiple exits. Former VP at Heartware ($1.2B acquisition by
Medtronic). Columbia University MD PhD.



Dr. Kevin Heist, MD PhD Medical Advisor

Leading cardiologist & electrophysiology, currently Associate Professor at
Harvard Medical School Special focus on treating cardiac arrhythmias at Mass
General Hospital in Boston. Stanford University MD PhD.



Dr. Toshi Okabe, MD Medical Advisor

Electrophysiology cardiologist & arrhythmia specialist. Expertise in cardiac
arrhythmia management and performing cardiac ablations. Practicing
cardiologist at Ohio State University. University of Tokyo MD.

Pitch

Why Future Cardia?

Stanford **Start✕Med**

Johnson&Johnson INNOVATION | JLABS

Future Cardia is transforming cardiac care by leveraging AI and connected
implants to radically improve patient outcomes.

Our tiny, implantable cardiac monitoring device can be implanted in just two
minutes during an in-office procedure. Powered by AI, our platform provides
near real-time data, enabling early detection and intervention. This reduces
unnecessary hospital visits, lowers medical costs, and significantly improves
patient quality of life.

Led by a team of physicians, scientists, engineers and entrepreneurs with over
200 years of combined expertise in cardiac devices development and cardiology
with multiple exits and two IPOs.

Sandhill Angels, Johnson & Johnson JLABS & Stanford StartX all agree: Future Cardia is poised to revolutionize the $110B implantable cardiac device market.

Medtech companies sell for billions


ABIOMED
$16.6B
Acquired by Johnson & Johnson
Cameron Health
$1.3B
Acquired by Boston Scientific
Axonics
$3.7B
Acquired by Boston Scientific
SHOCKWAVE MEDICAL
$13B
Acquired by Johnson & Johnson
cardiomems
$450M
Acquired by St. Jude Medical

Future Cardia's unique combination of AI-driven technology and strong clinical validation make us an attractive target for acquisition, or an IPO, potentially comparable to successful exits in the medtech space.

Heart Disease is the #1 Cause of Death Globally


50% of patients die within 5 years of a heart failure diagnosis.
Journal of the American Heart Association 2023

Heart disease, a chronic condition, affects billions around the world, resulting in an enormous burden to the patients, loved ones, physicians and health care as a whole.

Comorbidities further exacerbate the risk of heart disease, and heart failure.



Worldwide Population Estimates

▶ High Blood Pressure: 1B+ People

▶ High Cholesterol: 2.6B+ People

▶ Physical Inactivity: 1.4B People

▶ Smoking: 1.1B+ People

▶ Obesity: 650M+ People

▶ Diabetes: 537M+ People

A lack of remote heart failure monitoring solutions makes it difficult for heart failure patients and healthcare providers to address emergencies.



As the heart begins to weaken, fluid slowly accumulates in the lungs, which leads to sudden and severe respiratory distress, and frequent hospitalizations. Families watch helplessly as their loved ones are rushed to the emergency room, and hospitalized even though the patient is experiencing a "false alarm".

Despite advancements in medical technology, treatment options remain limited, expensive, and invasive.

The global economic burden of heart failure, including both direct and indirect costs, is estimated to be $346 billion annually (BioMed Central, 2023). This staggering figure includes hospital readmissions, invasive surgeries, long-term care, and lost economic productivity.

The true cost is felt by patients and families in the loss of cherished moments that could have been preventable.

Future Cardia is transforming cardiac monitoring with AI

Cardiac monitoring with AI



Future Cardia is transforming the reality of cardiac care with an AI-powered cardiac monitoring platform. Our implantable, connected cardiac devices monitor and manage heart conditions in real time, setting a new standard in personalized healthcare. Equipped with multi-sensors, Future Cardia devices continuously gather critical data, enabling remote monitoring and timely interventions.

By leveraging AI, Future Cardia allows physicians to detect early signs of deterioration and recommend preventative treatments before symptoms arise. Using our platform is simple. The device seamlessly connects to the patient's smartphone, which then securely transmits data to our cloud-based machine-learning platform. Clinicians access this platform through a secure web portal, ensuring comprehensive and real-time patient care.



Future Cardia's system records and transmits data on three vital organ functions: electrical activity of the heart (ECG), heart and lung sounds (via an acoustic sensor), and patient activity (through an accelerometer).

As we continuously collect more data, the efficacy of our large language models powering ECG and heart sound biomarkers grows, further optimizing the intelligence behind our AI-driven cardiological recommendations.



Simultaneous recording of ECG, d:

Our multi-sensor, implantable cardiac monitoring device takes two minutes to implant

Future Cardia's multi-sensor, implantable cardiac monitoring device is designed for simplicity and efficiency, taking only two minutes to implant. With Future Cardia, mass adoption is possible, on par with that of a pacemaker.

The non-invasive procedure is performed in-office under local anesthesia. With just one small incision, our device is implanted subcutaneously, requiring no stitches and ensuring a smooth, outpatient experience.



Our technology integrates seamlessly with existing reimbursement structures, providing an accelerated path to FDA approval. The minimally invasive nature of

our solution eliminates the need for hospital contracts, expediting the time to value for patients, doctors, and investors, while ensuring infinite scalability.

Simplicity sets Future Cardia apart. The device requires no input from the patient beyond their smartphone, which is used to inform them about device and cloud connectivity alongside battery health. Physicians benefit from a streamlined monitoring process, receiving only essential data without the need to sift through thousands of pieces of information. With our AI-powered platform, cumbersome and time-consuming cardiac monitoring becomes a thing of the past, delivering a seamless, efficient, and highly effective solution for both patients and doctors.

Our patent-pending device has a short regulatory process and existing insurance coverage



4 Patents Filed



39 Devices Implanted



60,000+ hours of cardiac data

Future Cardia's patent-pending device is designed with a short regulatory process in mind. Our Class II, 510k classification allows us to move faster than the typical "fast-tracked" FDA approval process, keeping us on schedule for FDA approval and commercialization in 2025.

We're on track to achieving critical medtech milestones: patents, FDA market authorization, and insurance reimbursement.

Future Cardia has made significant strides in the development and deployment of our cardiac monitoring technology. In 2024, we successfully implanted our devices in 39 patients, with hundreds more scheduled at medical centers of excellence, demonstrating the safety and efficacy of our technology in real-world settings.

We have NDAs with top medical companies. And our AI algorithms are powered by over 60,000 hours of cardiac data.

Future Cardia partners with the world's leading medical facilities

Future Cardia is backed by Sandhill Angels and has partnered with Stanford's Start X and Johnson & Johnson to incubate and accelerate our business. These esteemed partnerships validate our technology and underscores its potential to transform cardiac monitoring.

We currently have NDAs with the top five medical facilities in the world, ensuring that our devices are tested and validated in the most rigorous environments.









Our sights are set on acquisition within the next five years

We have already established relationships with leading med tech companies, which positions us well for a strategic acquisition. Alternatively, our robust financial performance and market potential make us a strong candidate for an IPO.

Built by a world-class team of cardiac device experts with multiple exits

Our team is led by experts with 200 years of combined experience, multiple exits, and two IPOs. We have a robust advisory board of top scientists and clinicians from prestigious institutions like Harvard, Stanford, and Johns Hopkins, ensuring we stay at the forefront of innovation.

Our track record of success speaks volumes about our ability to deliver results.



Jae Bang
CEO

Clinical, Technology & Business Op x 20 Years



Randy Brase
VP R&D Manufacturing

Advanced Manufacturing Team



Deb Kridner
VP Clinical & Regulatory

Led Multiple Class III and II Device Approvals



Adam Gullickson
VP of Operations

Project lead and management x 20 years



Steve Zielinski
VP of Systems

Implantable Technology Dev x 25 years





















Medtronic

ImThera

St. Jude Medical

Abiomed

Boston Scientific

Edwards Lifesciences

ebr Systems

Guidant

Sunshine Heart

CVRx Medicine ReEnvisioned

Our advisory team is composed of world-renowned key opinion leaders, physicians & scientists.

Heart Failure



















Columbia University

Duke University

Stanford

The Ohio State University

Maastricht University

Mount Sinai





Dr. Dan Burkhoff MD. PhD

Cardiac Hemodynamics & Heart Failure Expert

Dr. Marat Fudim MD

Heart Failure Cardiologist

Dr. David Kraus MD

Heart Failure Cardiologist

Electrophysiology





Dr. Kevin Heist MD. PhD

Cardiac Electrophysiologist

Dr. Toshi Okabe MD

Cardiac Electrophysiologist

Dr. Vivek Reddy MD

Cardiac Electrophysiologist

Machine Learning





Prof. Frits Prinzen PhD

Cardiac Hemodynamics & Heart Failure Expert

Anatoly Yakovlev PhD

Data Analytics & Machine Learning

Jim Georgakopoulos PhD

Cardiac Hemodynamics & Heart Failure Expert

We're revolutionizing the $110B implantable cardiac device market with AI



TAM

SAM



$110B
Global Medical Implants

SAM
$31.8B
6 million heart failure patients in the USA

SOM
$5.3B
1 million diastolic heart failure with arrhythmia indications patients in the USA

The global cardiac implantable devices market is projected to exceed $110B. This growth is driven by the rise of cardiovascular disease, aging populations, and an increasing demand for advanced healthcare solutions. As these trends continue, there is a pressing need for a new market leader to bring innovation to this traditionally stagnant industry.

One person dies every 33 seconds from cardiovascular disease (CDC, 2024).

Future Cardia's focus on AI and real-time monitoring sets us apart from traditional cardiac devices. By providing continuous, accurate data, we empower clinicians to make informed decisions and improve patient outcomes. The Journal of Cardiac Failure reported that patients enrolled in a study to gauge the efficacy of remote patient monitoring reported a 52% reduction in total cost of care.

Future Cardia is poised to become a huge player this space, improving cardiac monitoring and addressing the urgent needs of healthcare providers and patients alike.

Cardiac data and device sales drive revenue growth



$1,000
Cost to Manufacture

$5,300
Unit Retail Price

$7,600
Established Reimbursement

Our business model is built on device sales and continued monitoring services directly to healthcare providers. On our devices, our low manufacturing costs ensure an 81% profit margin. And because of existing insurance reimbursements, our healthcare providers will be able to provide the services with delay. We offer comprehensive and continued heart monitoring by analyzing trending changes in cardiac performance.

We're on a clear strategic path to $40M in revenue by 2029



Future Cardia has developed a streamlined go-to-market strategy. Initially, our focus will be on the high-volume regions where we project to generate $6.2 million in revenue within the first two years following our launch in 2025. We anticipate that the initial deployment of 5,000 implants will yield approximately $23 million in revenue over a period of four years.

As we achieve key milestones, such as FDA approval, product expansion and broader market adoption, we expect our revenue trajectory to accelerate.

Capital infusion will accelerate product development and expand our condition application



We're on track for FDA clearance in 2025



2023
2024
2025
2026
2027
FIM Device Manufacturing & 510K Design Verification & Manufacturing Validations
510K Manufacturing
Animal Labs
FDA Pre-Sub Meetings
AFIB 9 Implants
HF 20-30 Implants
GLP Study
Submit 510K
510K Clearance
510K Supplement
HF USA Commercialization

Our roadmap includes expanding clinical trials, obtaining FDA approval, and scaling production to meet growing demand. We are also focused on continuously enhancing our AI to make monitoring even smarter for all patients and physicians. Achieving FDA clearance is a critical milestone that will validate our technology and open up significant market opportunities, positioning us for long-term success.

Invest in the next generation of cardiac monitoring
Disrupting heart failure with simplicity and accuracy